UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53482

DyTb, LLC

(Exact name of registrant as specified in its charter)

100 W Airport Road,

Stillwater, Oklahoma 74075

(813) 867-6155

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	On August 7, 2026, pursuant to the Agreement and Plan of Merger by and among USA Rare Earth, Inc., a Delaware corporation (“USAR”), Texas Mineral Resources Corp., a Delaware corporation (“TMRC”), Hamer Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of USAR (“First Merger Sub”), and Hamer Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of USAR (the “Company”), First Merger Sub merged with and into TMRC with TMRC surviving as a wholly owned subsidiary of USAR, and promptly thereafter, TMRC merged with and into the Company, with the Company surviving as a wholly owned subsidiary of USAR named DyTb, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, DyTb, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DYTB, LLC

Date: August 20, 2026	By:	/s/ Valerie Ford Jacob
	Name:	Valerie Ford Jacob
	Title:	President, Treasurer and Secretary